Scott F. Duggan 617.570.1572 sduggan@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

March 28, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	DOV Pharmaceutical, Inc. Preliminary proxy statement filed February 20, 2007 File No. 0-49730

Ladies and Gentleman:

This letter is being furnished on behalf of DOV Pharmaceutical, Inc. (the “Company”) in response to comments in the letter dated February 28, 2007 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement (the “Proxy Statement”) that was filed with the Commission on February 20, 2007.

We draw the Staff’s attention to the fact that the Proxy Statement has been updated to give effect to the Company’s offer to exchange (the “Exchange Offer”) cash and shares of convertible preferred stock for all of its outstanding 2.50% Convertible Subordinated Debentures due 2025 which expired on March 14, 2007 and closed thereafter. Further, DOV anticipates that it will update the definitive proxy statement to provide stockholder and share count information from the most reasonably practicable date and will update the capitalization table to set forth information as of December 31, 2006 as the Company will be filing its Annual Report on Form 10-K for the year-ended December 31, 2006 on or prior to April 2, 2007.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked . A copy of this letter is being sent under separate cover to Jeffrey Riedler of the Commission..

United States Securities and Exchange Commission
March 28, 2007

The Exchange Offer, page 7

1.	Please expand the discussion to provide a brief description of the outstanding debentures subject to the exchange offer.

RESPONSE: The Company advises the Staff that page 8 of the Proxy Statement has been revised in response to the Staff’s comment.

2.
Please include a comparison of the number of shares of common stock issuable upon conversion of the outstanding debentures and the number of shares of common stock issuable upon conversion of each series of the preferred stock offered in exchange for the convertible debentures. The comparison should include the percentage ownership of the total outstanding common stock upon conversion of the outstanding debentures subject to the exchange offer and the percentage ownership upon conversion of the convertible preferred stock offered in exchange.

RESPONSE: The Company advises the Staff that page 9 of the Proxy Statement has been revised in response to the Staff’s comment. The Company respectfully concluded that it is no longer relevant to include a comparison of the number of shares of common stock issuable upon conversion of the outstanding convertible debentures before the Exchange Offer and the number of shares of common stock issuable upon conversion of each series of the preferred stock offered in exchange for the convertible debentures given the completion of the Exchange Offer.

3.
In view of the discussion on page 8 pertaining to the differences between series C and series D convertible preferred stock, please explain why a debenture holder would elect to receive series D convertible preferred stock.

RESPONSE: The Company advises the Staff that the Restructuring Support Agreement required that the Company offer the series D convertible preferred stock without a mandatory conversion feature and without voting rights as an alternative to the series C convertible preferred stock offered in the Exchange Offer. The Company did not take a position in the Exchange Offer as to why a debenture holder would elect the series D convertible preferred stock rather than the series C convertible preferred stock and each individual holder had to make a decision based upon their own analysis.

Need for additional authorized common stock, page 8

4.
Please expand the discussion to indicate the total number of shares of common stock that will be available for undesignated purposes, i.e. beyond the number of shares necessary to fulfill the exchange offer and the number reserved for outstanding warrants, options, and reserved for issuance upon conversion of the debentures.

United States Securities and Exchange Commission
March 28, 2007

RESPONSE: The Company advises the Staff that page 9 of the Proxy Statement has been revised in response to the Staff’s comment.

5.
Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares beyond the number of shares required for the purposes indicated in the preceding comment.

RESPONSE: The Company advises the Staff that page 9 of the Proxy Statement has been revised in response to the Staff’s comment.

6.
We note the discussion in the last paragraph of this section that in the event shareholders fail to authorize an increase in the number of authorized shares of common stock, the certificate of incorporation may be amended to provide for a new class of common stock. Please expand the discussion to describe how this “new class of common stock will have certain rights that are superior to the existing common stock.”

RESPONSE: The Company advises the Staff that pages 10 and 11 of the Proxy Statement have been revised in response to the Staff’s comment.

In addition, included as Attachment A to this letter is a written statement from the Company acknowledging that (i) the Company is responsible for the accuracy and adequacy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
March 28, 2007

In the event you require any further information or have any questions with regard to the foregoing, please telephone the undersigned at (617) 570-1572.

Sincerely,

/s/ Scott F. Duggan

Scott F. Duggan

cc:	Barbara Duncan, DOV Pharmaceutical, Inc. Lou Januzzi, DOV Pharmaceutical, Inc.

ATTACHMENT A

     DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”) hereby acknowledges, through its Chief Executive Officer that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the Company, through the undersigned, has signed this certificate on this 28th day of March, 2007.

DOV PHARMACEUTICAL, INC.

By:  /s/ Barbara Duncan
Name: Barbara Duncan
Title: Chief Executive Officer